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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

January 16, 2026

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund (the “Registrant”) File Nos: 333-271866, 811-23460

Dear Ms. DiAngelo Fettig:

This letter responds to comments that you conveyed orally via a telephone conference with Kevin Cahill and Emily Towill of Dechert LLP on December 11, 2025, in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002. A summary of your comments, followed by the Registrant’s responses, is set forth below:

Form N-CSR

Comment 1.  The SEC staff notes that Instruction 4(g)(2)(A) to Item 24 of Form N-2 requires the line graph to be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. In future filings, please revise the Registrant’s line graph to reflect the minimum initial investment reflected in the Registrant’s registration statement, which is currently $500,000 for Class I shares.

Response 1.  The Registrant acknowledges the staff’s comment. In future filings, the line graph will be updated to reflect the minimum initial investment for the relevant share Class as reflected in the Registrant’s registration statement.

Comment 2.  Please explain how the NFI-ODCE Net Total Return Index meets the definition of an “appropriate broad-based securities market index” under Instruction 4(g)(2)(F) to Item 24 of Form N-2.

Response 2.  The Registrant inadvertently omitted the S&P 500 Index from the Form N-CSR. The Registrant believes that this index is responsive to the requirement for an appropriate broad-based securities market index. The Registrant will include the performance of that index in future filings.

Comment 3.  The SEC staff notes that the Registrant’s annual report for the fiscal year ended June 30, 2024 included the FTSE NAREIT All Equity REITs TR Index in addition to the NFI-ODCE Net Total Return Index. Please confirm whether the Registrant’s benchmark has changed and, if so, whether the Registrant should have included disclosure required by Instruction 4(g)(2)(H) to Item 24 of Form N-2.

Response 3.  The Registrant confirms that its benchmark has not changed. The NFI-ODCE Net Total Return Index serves as the Registrant’s performance index because the Adviser believes it is representative of the Registrant’s investment strategy. The Registrant inadvertently omitted the S&P 500 Index from the Form N-CSR. This index serves as the Registrant’s regulatory index and provides a broad measure of market performance. The Bloomberg Barclays U.S. Aggregate Bond Index serves as a supplemental index for the Registrant. The Registrant will include the performance of these indices and the rationale for the inclusion of each of these indices in its next Form N-CSR filing.

Comment 4.  The SEC staff notes that the Registrant discloses the aggregate cost of restricted securities. Please disclose the cost of each restricted security consistent with footnote 8 of Article 12-12 under Regulation S-X.

Response 4.  The Registrant will revise the Schedule of Investments in future filings to disclose the cost of each restricted private real estate investment in accordance with footnote 8 of Article 12-12 under Regulation S-X.

Comment 5.  The SEC staff notes that the Registrant includes a line item titled “Receivable due from Adviser” in the Statement of Assets and Liabilities. Please describe in correspondence the frequency that this receivable from the Adviser is settled and whether settlement terms are the same terms as the payments to the Adviser.

Response 5.  The Registrant synchronizes the frequency that the receivable from the Adviser is settled with the settlement terms of payments to the Adviser, such that such payments will be made on a monthly basis. The Registrant notes that as of December 31, 2025, the receivable due from the Adviser has decreased to approximately $168,000 from approximately $606,000 as of June 30, 2025.

Comment 6.  The SEC staff notes that the Registrant discloses that private real estate investment funds are valued using the practical expedient methodology. Please explain specifically how the Registrant has met each of the disclosure requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10-50-6A.

Response 6.  To comply with ASC 820-10-50-6A, the Registrant discloses:

1.  The valuation method used (practical expedient)—i.e., net asset value per share reported by each private fund.

2.  Circumstances under which the practical expedient may not be appropriate (e.g., redemption suspensions or stale pricing).

3.  Qualitative and quantitative disclosures on price transparency, redemption frequency, and any restrictions.

4.  A statement that valuation levels were not adjusted unless further validation was required.

In future filings, the Registrant will update the valuation disclosures to reference ASC 820 explicitly and include each required component.

Comment 7.  The SEC staff notes that the Registrant discloses that the Adviser serves as the Registrant’s chief operating decision maker. In future filings, please include more specificity as to who at the Adviser is the chief operating decision maker (e.g., certain personnel at the Adviser, a group or committee).

Response 7.  In future filings, the Registrant will revise the disclosure to specify that the Registrant’s chief operating decision maker is the Adviser’s Executive Committee (comprising the CEO, CFO, General Counsel and COO), which regularly evaluates performance and resource allocation decisions for the Registrant.

Comment 8.  In future filings, please disclose the rate(s) paid to the sub-adviser in the sub-advisory agreement disclosure in the notes to financial statements.

Response 8.  The Registrant will include the rate(s) paid to the sub-adviser in the notes to financial statements in future filings.

Comment 9.  Please disclose the method used to allocate income and expenses and realized and unrealized gains to each class consistent with FASB ASC 946-235-50-2.

Response 9.  The Registrant allocates income, expenses, and gains on a class-by-class basis in proportion to the relative net asset value of each share class at the start of the period, consistent with ASC 946-235-50-2. The Registrant will include this disclosure in the notes to financial statements in future filings.

Comment 10.  Please disclose tax basis information for the two most recent fiscal year ends, consistent with FASB ASC 946-505-50-5.

Response 10.  The Registrant will disclose tax basis information for the two most recent fiscal year ends in future filings, in accordance with ASC 946-505-50-5.

Comment 11.  In the Registrant’s disclosures generally, including disclosure documents and website disclosures, please avoid using the terms “yield” or “dividends” when describing the Registrant’s distributions since the Registrant pays a significant portion of distributions from return of capital.

Response 11.  Going forward, the Registrant will remove or replace terms such as “yield” and “dividends” to describe the Registrant’s distributions, including on the Registrant’s website and in marketing materials and regulatory disclosures, to accurately reflect that distributions include a return of capital.

Comment 12.  Please disclose the information required by instructions (4)(e) and (f) to Item 24 under Form N-2.

Response 12. The Registrant will include the information required by instructions 4(e) and (f) to Item 24 under Form N-2 in future filings.

Comment 13.  In future filings, please provide additional detail regarding the factors considered by the Board when assessing performance and fees and expenses in connection with the renewal of the investment advisory and sub-advisory agreements.

Response 13.  In future filings, the Registrant will expand the disclosures regarding Board considerations to include specific qualitative and quantitative factors.

Comment 14.  Please explain why the Registrant marked Item 11 as “not applicable.”

Response 14.  In future filings, the Registrant will revise the response to Item 11 to refer to the disclosure included under Item 1.

Comment 15.  In future filings, please provide additional detail regarding the nature of the services provided if tax fees are disclosed under Item 4(c).

Response 15.  If tax fees are required to be disclosed in future filings, the Registrant will provide a narrative describing the nature of those services.

Comment 16.  In future filings, please disclose the information required by Item 13(a)(1) of Form N-CSR as of the date of filing of the report.

Response 16.   In future filings, the Registrant will include the information required by Item 13(a)(1) as of the date the report is filed, consistent with the instruction.

Comment 17.  In future filings, please disclose that the information required by Items 13(a)(3) and (4) is as of the Registrant’s most recently completed fiscal year.

Response 17. The Registrant will ensure future filings clearly state that all data required by Items 13(a)(3) and (4) reflect the most recently completed fiscal year-end, as required.

Comment 18.  The SEC staff notes that it is unable to locate required disclosures in the Registrant’s prior annual reports and Item B.10 of Form N-CEN regarding the results of the Registrant’s shareholder vote held in August 2023.

Response 18.  The Registrant acknowledges this comment and will include this information in its next Form N-CSR annual report and Form N-CEN filings.

Form N-CEN

Comment 19.  Please confirm whether Item C.7(n)(v) should have been checked with respect to unfunded commitment agreements.

Response 19.  The Registrant confirms that Item C.7(n)(v) should have been checked with respect to unfunded commitment agreements.

Comment 20.  Please confirm that the Registrant’s response to Item C.8(d) is accurate. The SEC staff notes that no recoupments are disclosed in the Registrant’s financial statements.

Response 20.  The Registrant confirms that the response to Item C.8(d) was marked “Yes” in error. The Registrant confirms that no management fee or expense recoupments occurred during the reporting period, which is appropriately reflected in the Registrant’s financial statements.

Comment 21.  The SEC staff notes that IDR Investment Management, LLC is disclosed as the Registrant’s investment adviser under Item C.9(a) and no sub-adviser is disclosed under Item C.9(c).

Response 21.  The Registrant acknowledges the staff’s comment. The Registrant’s investment adviser and sub-adviser are Accordant Investments LLC and IDR Investment Management, LLC, respectively. The Registrant will correct this disclosure in future Form N-CEN filings.

Comment 22.  Please explain why a market price is disclosed under Item D.10 given the Registrant is not publicly traded.

Response 22.  The Registrant confirms that a market price should not have been disclosed in response to Item D.10. The Registrant will revise this disclosure in future Form N-CEN filings.

Registration Statement

Comment 23.  Please remove the delaying amendment language on the cover page from future filings.

Response 23.  The Registrant will remove the “delaying amendment” language from the cover page.

Comment 24.  Please include a line item in the fee table for gross expenses before reimbursement.

Response 24. The Registrant will add a line to reflect gross expenses before fee waivers and reimbursements in the Summary of Fund Expenses table.

Comment 25.  Please confirm whether the Registrant’s investment in Fidelity Investments Money Market Government Portfolio has generated acquired fund fees and expenses. If so, please include an acquired fund fees and expenses line item in the fee table.

Response 25.  The Registrant will include an acquired fund fees and expenses line item in the fees and expenses table. The Registrant confirms that the hypothetical expense examples were calculated using the correct acquired fund fees and expenses and, as a result, has not made any changes to such examples.

Comment 26.  Please confirm whether the footnotes to the hypothetical expense examples are accurate given the exclusions under the Registrant’s Operating Expense Limitation Agreement.

Response 26.  The Registrant notes that the current footnote was intended to communicate that the one-year expense example reflects application of the Operating Expense Limitation Agreement. The Registrant further notes that the lead-in paragraph to the expense example also communicates this point by stating that it reflects “application of the Operating Expense Limitation Agreement through October 30, 2026.” In order to avoid confusion as to the fee rate that is used to calculate the expense example, the Registrant will retain the statement in the lead-in paragraph to the expense example but will remove the footnote.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6051.

Sincerely,

/s/ Kevin F. Cahill

Kevin F. Cahill